

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Doug Clark
President
Innovative Product Opportunities Inc.
730 Gana Court
Mississauga, Ontario
Canada L5S 1P1

> **Re:** **Innovative Product Opportunities Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2010**
> **File No. 333-167667**

Dear Mr. Clark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to provide product development services. We note that you have a limited operating history, no customers and no revenues. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

2. We not that you are registering 1,000,000 shares of common stock that are held in trust and to be distributed to the shareholders of Metro One Development Inc. Please explain why the shares were issued in a trust for which one of your directors serves as trustee, the business purpose for this arrangement, and your relationship with Metro One Development Inc. In addition, include the trust in the selling shareholders table on page

16 or tell us why you believe that is not appropriate. We may have further comment upon receipt of your response.

3. We note your statement on page 15 that the information provided in the selling shareholders table was obtained from the selling shareholders, who may have "sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which [they] provided the information regarding the shares beneficially owned, all or a portion" of their shares. Please be aware that you must substitute new names in the selling shareholders table by means of a Rule 424 prospectus. Refer to Question 220.04 of the Compliance and Disclosure Interpretations relating to the Securities Act Rules located at our website, at www.sec.gov.

Outside Front Cover of Prospectus

4. Please indicate, if true, that the selling shareholders will receive all net proceeds of the offering. Refer to Item 501(b)(3) of Regulation S-K.

5. On the bottom of the page, please delete the phrase "Subject to Completion" prior to stating the date of the prospectus.

6. Please move the section entitled "Dealer Prospectus Delivery Obligation" to the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

7. Please revise to remove any redundancies from your prospectus cover page. In this regard, we note that you include the legends required by Items 501(b)(7) and (10) twice on your cover page.

Prospectus Summary, page 6

8. Please revise the fourth and fifth paragraphs on this page to clarify that, although you intend for your stock to be listed on the Over-the-Counter Bulletin Board, you cannot guarantee that it will be so listed. In addition, please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade your securities. This comment also applies to the disclosure in the section "Determination of Offering Price" on page 14 and in the third paragraph on page 18.

Risk Factors, page 7

9. We note your indication on pages 8 and 23 that you have not "completed development of your first product." This suggests that you have a client that has retained you for purposes of designing a product, however, your disclosure elsewhere would seem to indicate that you have no clients at this stage. Please revise or advise. Note similar

statements elsewhere, such as on page 9, where you state that you "intend to expand [y]our customer base…" and page 20 where you refer to the "first product."

10. Please revise the risk factor "If we are unable to obtain additional financing…" to quantify the amount of funds you require to further develop and implement your business plan. Please make similar revisions to your Liquidity section of your Management's Discussion and Analysis to quantify this amount and elaborate upon how you intend to allocate such funds. If you intend to rely upon advances from your officers for purposes of implementing your business plan, please state this.

11. Several of your risk factors appear to be duplicative of one another. Please revise to remove any duplication. As examples only, please refer to the risk factors on pages 10 and 12 and the references to the increased costs and demands of being a public company and pages 11 and 13 and the references to the volatility of the price of your stock.

Determination of Offering Price, page 14

12. Please describe the various factors you considered in determining the offering price of the shares of common stock being offered. Refer to Item 505(a) of Regulation S-K.

Selling Shareholders, page 16

13. Please state whether The Cellular Connection Ltd. is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 18

14. Please elaborate upon your reference to "free trading" in your discussion of the terms of the trust.

Interest of Named Experts and Counsel, page 19

15. We note your statement that no expert will receive an interest in your company. We also note that one of your selling shareholders, Evan Schwartzberg, provided accounting and financial services to your company in exchange for the issuance of 1,000,000 shares, all of which are being offered pursuant to this registration statement. Please confirm, if true, that Mr. Schwartzberg did not serve as an expert named in the registration statement as having prepared or certified any portion thereof, including as an employee of DeJoya Griffith & Company, LLC. Refer to Item 509 of Regulation S-K.

Description of Business, page 19

16. It appears that the nature of your intended business is to provide product development services to your clients. However, portions of your disclosure suggest that you also

intend to sell and/or distribute products to your clients. In this regard, we note your statements regarding "the clients to whom [you] market your products," your intention to develop wholesale operations "as [you] develop new products," your competition with "other manufacturers and distributors who offer one or more products competitive with the products [you] intend to sell," your "plan to further develop products," and the fact that you "have not completed development of [y]our first product." Please clarify the intended scope and nature of your business, including whether you intend to sell products or services or both. In addition, we note your statement that you intend to "be involved with every step of a project, such as creation…." Please describe the extent to which you intend to participate in the creation of products.

17. Please revise to explain what services your selling stockholders provided to you. In this regard, we note that several of them provided business development services or design and technical services, though it's unclear how they assisted you and at what phase you are in developing and implementing your business plan.

Our Business, page 19

18. Please explain what you mean by "production products" in the last paragraph of page 19. Clarify whether these are the only types of products you will develop and elaborate to provide examples of the types of products you intend to develop. In this regard, we note that your competitors develop products in a variety of fields, including medical devices and consumer products.

Customers, page 20

19. Please revise to elaborate upon the categories of customers to whom you intend to market your services and explain how you intend to make your services known to them.

Wholesale Operations, page 20

20. We note your statement that you do not currently have any wholesale operations and that you intend to develop such operations in the future. Please describe the nature of the wholesale operations you intend to develop.

Product Development, page 20

21. Please describe the business in which Metro One Development Inc. is engaged and the nature of the services that Metro One Development Inc. provides to you.

Manufacturing and Product Sourcing, page 21

22. Please identify your independent suppliers and subcontractors and elaborate upon the role they will play in your business.

Financial Statements for the Period Ended December 31, 2009 and March 31, 2010

General

23. Please update your financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness.

Report of Independent Registered Public Accounting Firm, page F1

24. In the fourth paragraph, your audit opinion references Note 3 as where the company discusses the events that raise substantial doubt about its ability to continue as a going concern. It appears that this should refer to Note 2. Please advise or revise.

Note 2 – Summary of Significant Accounting Policies, Stock-Based Compensation, page F8

25. We note your disclosure of the stock issued as compensation for services to your founder and chief executive officer during 2009. We have the following comments:

- Please revise your footnotes to provide the disclosures required by ASC 718-10-50-2 for these stock grants.

- In your response, please expand upon the disclosure required by ASC 718-10-50-2(f)(1) to tell us whether a contemporaneous or retrospective valuation was performed for each stock grant and whether you used a valuation specialist. If you did not use a valuation specialist, please describe to us the objective evidence that supports your determination of the fair value of your common stock at each grant or issue date.

- With reference to ASC 718-10-30, please explain to us how you determined that the value of your stock in April 2009 at the time of this issuance was only $0.0001 per share.

26. We note your disclosures in Note 6 concerning stock issued to various non-employees on May 14, 2010 in exchange for services. When you update your financial statements to June 30, 2010, please update your footnotes to provide the disclosures required by ASC 505-50-50 for these stock grants. Additionally, please explain to us whether you valued these issuances based on the fair value of the consideration received or the fair value of the equity instruments issued, and how you determined which of these was more reliably measurable. If you valued these stock issuances based on the fair value of the equity instruments issued, please explain to us in reasonable detail how you determined the fair value of your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Management's Strategic Vision, page 23

27. Please revise to elaborate upon your overall business strategy and how you intend to generate revenues. Please provide details regarding each step you plan to take, the timeline for each step and how much additional capital you will require in order to fully implement your strategic vision.

General and Administrative Expenses, page 23

28. We note that you state that the general and administrative expense of $2,000 for the period ended December 31, 2009 can be primarily attributed to your need to pay for incorporation costs and filing fees. However, in Note 3 to your financial statements on page F10 you state that $459 was for payment of incorporation costs and $1,541 was to pay for services of your CEO. Please revise to be consistent.

Liquidity, page 24

29. We note that your auditors' report contains a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's viable plans to overcome this uncertainty. Your current statement that you need additional capital in the next 12 months, and if you cannot raise such capital, you may have to curtail your operations is overly generic. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Please revise accordingly.

Operating Capital and Capital Expenditure Requirements, page 24

30. We note your statement that your "executive officers and directors have committed to advancing certain operation costs in order to start implementing [y]our business plan." Please disclose the amounts that your executive officers and directors have committed to advance to you, as well as the terms of such commitments, including the expected timing of receipt of such amounts. In addition, please explain why your operating capital is limited to the personal resources of your chief executive officer, considering that your other executive officers and directors also have committed to advance funds to you.

Biographies of Executive Officers and Directors, page 25

31. Please revise to clarify whether Mr. McLean has worked for the past five years at a brokerage firm, at his international product development firm, or both, and identify these places of employment by name. In addition, please identify by name the plastic design company and custom plastics molder at which Messrs. Clark and Stummer, respectively, have been employed for the past five years. Please also ensure that you have provided information regarding the specific experience, qualifications, attributes or skills of your director that led to the conclusion that they should serve as such; refer to Item 401(e) of Regulation S-K.

Director Independence, page 28

32. We note your statement that you "intend to apply to have [y]our common stock traded on the Over-the-Counter Bulletin Board, or OTCBB." Please revise your disclosure to clarify that you intend to have a market maker file an application on your behalf in order to make a market for your common stock.

33. Please state whether Mr. Clark is independent. Refer to Item 407(a) of Regulation S-K.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 29

34. Please also state the general effect of any statute under which any of your controlling persons, directors or officers is insured or indemnified in any manner against liability which he may incur in his capacity as such. Refer to Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 30

35. We note your disclosure regarding the sales of securities conducted under Rule 506 of Regulation D. It does not appear as though you have filed any Forms D in connection with these sales. Please advise.

Exhibit Index, page 31

36. Please confirm that the unregistered issuances of securities were not made pursuant to any subscription, contribution or similar agreements or, if they were, file those agreements as exhibits. In addition, please confirm that the loans from your chief executive officer were not made pursuant to any loan agreements or promissory notes or, if they were, file those agreements as exhibits.

Undertakings, page 31

37. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

38. Because the shares of common stock subject to this resale offering already are issued and outstanding, please revise the opinion to opine that the shares are legally issued, fully paid and non-assessable. In addition, in the first paragraph please revise the current reference to "a selling security holder" to reflect that there are multiple selling shareholders participating in this offering. Also, please revise the first paragraph to complete the file number of the registration statement. Finally, please revise the last paragraph to refer to the correct section of the registration statement in which counsel is identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser,

Doug Clark
Innovative Product Opportunities Inc.
July 21, 2010
Page 9

Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 5551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
       Via Facsimile